SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2002

Or

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from ______ to ________

Commission file number 000-25867

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

West Coast Bancorp

401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

West Coast Bancorp
5335 Meadows Road – Suite 201
Lake Oswego, Oregon 97035

WEST COAST BANCORP 401(k) PLAN

Financial Statements as of and for the Years Ended
December 31, 2002 and 2001, Supplemental Schedule
as of December 31, 2002, and Independent Auditors’
Report

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
SIGNATURE
EXHIBIT INDEX
EXHIBIT 23.1
EXHIBIT 99.1
EXHIBIT 99.2

WEST COAST BANCORP 401(k) PLAN

Page
INDEPENDENT AUDITORS’ REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:
Line 4i—Schedule of Assets Held for Investment Purposes at Year End	9
Signature	10
Exhibit Index	11

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

Administrative Committee
West Coast Bancorp 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of West Coast Bancorp 401(k) Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Portland, Oregon
June 16, 2003

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments at fair value:
Mutual funds	$5,931,338	$6,564,098
Employer common stock	2,376,423	2,377,564
Money market funds	2,575,807	2,116,266
Participant loans	265,611	317,465

Total assets	11,149,179	11,375,393
RECEIVABLES-Employer contributions	463,974	400,597

NET ASSETS AVAILABLE FOR BENEFITS	$11,613,153	$11,775,990

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS TO NET ASSETS:
Investment (loss) income:
Interest and dividends	$211,968	$238,454
Net (depreciation) appreciation in fair value of investments	(1,002,741)	111,573

Net investment (loss) income	(790,773)	350,027

Contributions:
Employer matching contributions	463,974	400,597
Participant contributions	1,403,592	1,259,760
Employee rollover contributions	39,838	17,990

Total contributions	1,907,404	1,678,347

Total additions to net assets	1,116,631	2,028,374

DEDUCTIONS:
Benefits paid to participants	1,266,418	2,313,966
Administrative expenses	13,050

Total deductions	1,279,468	2,313,966

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(162,837)	(285,592)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	11,775,990	12,061,582

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$11,613,153	$11,775,990

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF THE PLAN

The following description of the West Coast Bancorp 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information regarding amount and type of benefits, vesting, and other provisions of the Plan.

General—The Plan is a defined contribution plan covering all eligible employees of West Coast Bancorp and its wholly-owned subsidiaries (the “Company”), except those covered by collective bargaining agreements. Employees are eligible to participate in the Plan when they have been employed for six months, and reached 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan Administrator is a committee appointed by the Board of Directors of West Coast Bancorp. West Coast Trust Company, a subsidiary of the Company, is the trustee of the Plan. Federated Investors is an asset custodian and recordkeeper of the Plan.

Contributions—In each plan year, the employer may contribute a matching contribution equal to a percentage of each participant’s elective deferral contributions for that year. The employer may also make supplemental and discretionary profit sharing contributions. Supplemental and discretionary contributions are allocated to the participants’ accounts on a pro-rata basis based on eligible compensation. All employer related contributions were invested in West Coast Bancorp common stock through 1999. Effective beginning 2000, employer contributions can be invested in any of the Plan’s investment options.

Effective January 1, 2002, participants may voluntarily contribute between 1% and 100% of their total compensation as a salary reduction each year that they are a plan participant. Previously, participants could contribute between 1% and 15% of their total compensation. The actual amount of their compensation that can be deferred each year is subject to limits imposed by the Internal Revenue Code (the “Code”), which was $11,000 and $10,500 for 2002 and 2001, respectively.

Participant Accounts—A separate account is maintained for each participant, which is credited with the participant’s contribution, the allocation of the employer’s contribution, as determined above, and an allocation of investment earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are fully vested in their salary reduction contributions, rollovers, and related earnings at all times.

Participants vest in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings or losses thereon based on years of continuous service as follows:

Years of Service	Vesting Percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Forfeitures of terminated participants’ nonvested account balances are used to reduce the employer’s matching contributions for the plan year in which the forfeiture occurs or to restore previously forfeited amounts.

Participant Loans—Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1-5 years or more if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates (prime rate) determined as market conditions warrant by the Plan Administrator. Interest rates range from 6.25% to 11.50% at December 31, 2002. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits—The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. On termination of service due to normal retirement, death or disability, the participant’s account balance will be deemed fully vested. Normal retirement is the participant’s 65th birthday. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Investment Options—Upon enrollment in the Plan, contributions are participant-directed into the following investment options:

Federated Investors:

Federated Automated Cash Management Trust
Federated Bond Fund
Federated High Income Bond Fund
Federated International Equity Fund
Federated Managed Moderate Growth Fund
Federated Managed Conservative Growth Fund
Federated Managed Income Fund
Federated Max-Cap Fund
Federated Kaufmann Fund
Federated Stock and Bond Fund
Federated Stock Trust

Other Investment Options:

Janus Fund West Coast Bancorp common stock

Participants may change their investment options and direct transfers between investment accounts at any time. West Coast Bancorp common stock was required to be retained by all participants under the age of 55 through 1999. Effective in 2000, the Plan was amended to remove this requirement. The Federated Small Cap Strategies Fund was replaced by the Federated Kaufmann Fund during 2002.

Plan Termination—Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are maintained by Federated Investors, except for West Coast Bancorp common stock, which is maintained by West Coast Trust.

The Plan’s investments are stated at fair value, which is based upon quoted market prices, if available. Money market balances are valued at cost plus reinvested interest. Participant loans are valued at net amortized cost.

Purchases and sales are accounted for on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is reported as earned. Cost of common stock shares sold and cost of mutual fund units sold are determined by the specific identification method.

Administrative Expenses—The employer may pay all expenses of administering the Plan including, but not limited to, the trustee’s or custodian’s fees, attorney fees, and expenses incurred by persons or entities to whom fiduciary duties have been delegated. If these expenses are not paid by the employer, there shall be a lien against and paid from the Plan, except for the items the payment of which would constitute a prohibited transaction.

Income Tax Status—The Plan received a favorable determination letter from the Internal Revenue Service effective October 2002. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

3.	EMPLOYER CONTRIBUTION

For the years ended December 31, 2002 and 2001, the employer made matching contributions of $463,974 and $400,597, respectively. For the years ended December 31, 2002 and 2001, the employer did not make a profit sharing contribution.

4.	BENEFITS PAYABLE TO TERMINATED PARTICIPANTS

At December 31, 2002 and 2001, net assets available for benefits allocated to terminated employees were $492,517 and $532,334, respectively. The amount represents the participants’ vested interest in the Plan upon termination of employment.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Federated Investors as of and for the years ended December 31, 2002 and 2001, respectively, which is a custodian of the Plan and, therefore, these transactions qualify as party-in-interest.

The employer also provides accounting and administrative services to the Plan at no charge. In addition, the Plan invests in shares of the Company.

6.	SUMMARY OF INVESTMENTS

	2002		2001
Investments at fair value as determined by quoted market prices:
Mutual Funds:
Federated Stock and Bond Fund	$1,474,897	*	$1,730,236	*
Federated Stock Trust	1,375,226	*	1,674,633	*
Federated Max-Cap Fund	681,148	*	828,306	*
Federated Managed Moderate Growth Fund	294,612		333,561
Federated Small Cap Strategies Fund			488,608
Federated Kaufmann Fund	527,582
Federated International Equity Fund	292,215		307,224
Federated Managed Conservative Growth Fund	176,065		137,232
Federated Bond Fund	324,637		234,138
Federated High Income Bond Fund	121,531		85,848
Federated Managed Income Fund	157,039		24,149
Janus Fund	506,386		720,163	*

	5,931,338		6,564,098

	2002		2001
Investments at fair value as determined by quoted market prices:
Employer Common Stock—West Coast Bancorp common stock	$2,376,423	*	$2,377,564	*

Money Market Funds:
Federated Automated Cash Management Trust	2,575,807	*	2,116,191	*
Temporary cash investments			75

	2,575,807		2,116,266

Participant loans	265,611		317,465

Total investments	$11,149,179		$11,375,393

*	Represents 5% or more of net assets available for benefits at December 31.

The Plan’s investments including investments bought, sold, and held during the year (depreciated) appreciated in value as follows:

	2002	2001
Net change in fair value:
Investments at fair value as determined by quoted market prices:
Mutual funds	$(1,211,130)	$(650,159)
West Coast Bancorp common stock	208,389	761,732

Total	$(1,002,741)	$111,573

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of amounts per the financial statements to Form 5500.

	December 31, 2002

	Financial
	Statements	Per 5500

Deemed distributions of participant loans	$—	$7,955
Net assets	11,613,153	11,605,198
Participant loans	265,611	257,656

* * * * * *

WEST COAST BANCORP 401(k) PLAN

LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2002

		(e)
(b) Identity of Issue	(d)**	Current
(a) (c) Description of Investment	Cost	Value
MUTUAL FUNDS:
* Federated Investors:
Stock and Bond Fund		$1,474,897
Stock Trust		1,375,226
Max-Cap Fund		681,148
Managed Moderate Growth Fund		294,612
Kaufmann Fund		527,582
International Equity Fund		292,215
Managed Conservative Growth Fund		176,065
Bond Fund		324,637
High Income Bond Fund		121,531
Managed Income Fund		157,039

Total Federated Mutual Funds		5,424,952
Janus Fund		506,386

Total Mutual Funds		5,931,338

EMPLOYER COMMON STOCK:
* West Coast Bancorp Common stock		2,376,423

MONEY MARKET FUNDS:
* Federated Automated Cash Management Trust		2,575,807

Participant loans, interest rate 6.25% - 11.50%, maturing 1/24/03 through 4/3/17		265,611

TOTAL INVESTMENTS		$11,149,179

*	Party-in-interest

**	Not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the West Coast Bancorp 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST COAST BANCORP 401(k) PLAN

By: WEST COAST BANCORP, the plan administrator

Date: June 27, 2003	By:	/s/ Laurie Ferris

West Coast Bancorp 401(k) Plan Administrative Committee Representative

EXHIBIT INDEX

Document	Exhibit Number

Independent Auditors’ Consent	23.1

Certification of Chairperson of the Administrative Committee for the Plan	99.1

Certification of Member of the Administrative Committee for the Plan	99.2